UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the sale of a petrochemical company stake

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Rio de Janeiro, June 2, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it has started the opportunity disclosure stage (teaser), regarding the sale of its entire 27.88% stake in Deten Química S.A. (Deten), located in the Camaçari industrial complex, in the state of Bahia.

The teaser, which includes key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on the Petrobras website: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be reported to the market in due course.

This disclosure complies with Petrobras' internal rules and the special regime of asset divestment by federal mixed-capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the company's strategy of portfolio optimization and capital allocation improvement, aiming at maximizing value for its shareholders.

About Deten

Deten manufactures and markets the main raw materials for the production of liquid and powder biodegradable detergents. It is the only domestic producer of Linear Alkylbenzene (LAB), the precursor to Linear Alkylbenzene Sulfonate Acid (LABSA), of which it is also the manufacturer. It also produces Heavy Alkylate (ALP), used in lubricant additives and textile oil.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer